Exhibit 21.1

List of Significant Subsidiaries

Significant Subsidiaries	Place of Incorporation
Tengjunxiang Biotechnology Ltd.	Cayman Islands
Tengjunxiang Biotechnology HK Ltd.	Hong Kong
Shandong Minfu Biotechnology Co. Ltd.	PRC
Shandong Tengjunxiang Biotechnology Co. Ltd.	PRC
Jinxiang County Kanglong Water Purification Equipment Co. Ltd.	PRC